Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-184550

SQN AIF IV, L.P.

SUPPLEMENT NO. 1

DATED APRIL 25, 2013

TO PROSPECTUS DATED

APRIL 2, 2013

Summary

SQN AIF IV, L.P. is providing you with this Supplement No. 1, dated April 25, 2013, to update the prospectus dated April 2, 2013 (the “Prospectus”). The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by the Prospectus.

The primary purposes of this Supplement No. 1 are to:

·   Update the suitability requirements for New Jersey Investors;

·   Update the Management Section of the Prospectus; and

·   Amend the Subscription Agreement.

Investor Suitability

New Jersey Investors. You must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, shares of our affiliates, and other direct participation investments may not exceed ten percent (10%) of his or her liquid net worth.”

Management

The following sentence is deleted in its entirety from the paragraph under the heading “Our Investment Manager”:

“Our Investment Manager had a Net Worth as of December 31, 2012, its most recent fiscal year end, in excess of the minimum of $1,000,000 required under the NASAA Guidelines.”

Subscription Agreement

The Subscription Agreement included as Appendix C to the Prospectus is amended to include the updated investor suitability standard for New Jersey Investors.